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                            June 26, 2024

       James Loch
       Chief Financial Officer
       Digi International Inc.
       9350 Excelsior Blvd., Suite 700
       Hopkins, MN 55343

                                                        Re: Digi International
Inc.
                                                            Form 10-K for the
fiscal year ended September 30, 2023
                                                            File No. 001-34033

       Dear James Loch:

              We have reviewed your June 18, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2023

       Note 4. Segment Information and Major Customers, page 53

   1. We note the information provided in your prior response regarding your recent
                                                        Reorganization and its
impact on the company's organizational structure and segment identification. Please
address the following as it relates to these recent changes:
                                                            Describe further
the ad hoc communications that occur between the CODM and
                                                            product line
leaders. Tell us what financial information is provided to the CODM at the ad hoc meeting
and clarify whether any cost or profitability information at the product level is
discussed or provided, either formally or informally.
                                                            Tell us whether any
ad hoc communications occur between the CODM and segment
                                                            managers or other
members of the Executive Leadership Team outside of the
                                                            monthly business
review meetings. If so, describe what is discussed at such meetings and clarify whether
any financial information by segment or product lines is provided either formally or
informally to the CODM.
 James Loch
Digi International Inc.
June 26, 2024
Page 2
             Describe further how segment leaders are compensated. In your response, specify what segment-level performance measures are used to determine any
           incentive compensation, and the CODM   s involvement in determining
compensation.

       Please contact David Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,
FirstName LastNameJames Loch
                                                         Division of
Corporation Finance
Comapany NameDigi International Inc.
                                                         Office of Technology
June 26, 2024 Page 2
cc:       Dave Sampsell
FirstName LastName